SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2006

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

BELL CANADA

AND

MORGAN GUARANTY TRUST COMPANY
OF NEW YORK,
Trustee

FIFTH SUPPLEMENTAL INDENTURE
Dated as of May 26, 1992

TO

TRUST INDENTURE
Dated as of April 1, 1976

Providing for the issuance of a fifth series of Securities
consisting of $200,000,000 principal amount of
7¾% Debentures, Series EL, Due 2006

Table of Contents *

		PAGE
Parties		1
Recitals		1
ARTICLE ONE
INTERPRETATION
SECTION 1.01.	Part of the Indenture	8
SECTION 1.02.	Amendment of the Indenture	8
ARTICLE TWO
GLOBAL SECURITIES
SECTION 2.01.	Authorization of Global Security	9
SECTION 2.02.	Form of Global Security	9
SECTION 2.03.	Limitations on Transfer and Exchange
	of Global Security	10
SECTION 2.04.	Exchange of Global Security	12
ARTICLE THREE
FIFTH SERIES SECURITIES
SECTION 3.01.	Designation, Amount and Issue
	of Fifth Series Securities	13
SECTION 3.02.	Form of Fifth Series Securities	13
SECTION 3.03.	Date and Denomination of Fifth Series Securities;
	Payment of Interest	13
SECTION 3.04.	Registration and Transfer	14
SECTION 3.05.	Redemption	14
ARTICLE FOUR
MISCELLANEOUS PROVISIONS
SECTION 4.01.	Addresses for Notices, etc.	15
SECTION 4.02.	Execution in Counterparts	16
TESTIMONIUM		16
EXECUTION		16
ACKNOWLEDGEMENTS		17

     *The Table of Contents is included herein for convenience only and is not to be considered part of this Fifth Supplemental Indenture.

     FIFTH SUPPLEMENTAL INDENTURE, made as of May 26, 1992 between BELL CANADA, a corporation duly incorporated under the laws of Canada and having its registered office in the City of Montreal, in the Province of Quebec (herein called the “Corporation”) and MORGAN GUARANTY TRUST COMPANY OP NEW YORK, a corporation duly organized and existing under the laws of the State of New York, having its corporate trust office at 60 Wall Street, New York, New York 10260 (herein called the “Trustee”).

     WHEREAS, the Corporation has heretofore executed and delivered to the Trustee a certain trust indenture dated as of April 1, 1976 (herein after called the “Indenture”), providing for the issuance of securities of the Corporation from time to time, unlimited in aggregate principal amount, subject to the provisions of the Indenture (hereinafter called the “Securities”); and

     WHEREAS, the Corporation has issued under the Indenture an initial issue of $200,000,000 principal amount of Securities of a series designated as 8¾% Debentures, Series DA, Due 2006; and

     WHEREAS, the Corporation has issued under the Indenture, as supplemented by the First Supplemental Indenture dated as of January 15, 1978 (hereinafter called the “First Supplemental Indenture”), a second issue of $200,000,000 principal amount of Securities of a series designated as 9% Debentures, Series DE, Due 2008; and

     WHEREAS, the Corporation has issued under the Indenture, as supplemented by the Second Supplemental Indenture dated as of October 14, 1980 (hereinafter called the “Second Supplemental Indenture”), a third issue of $200,000,000 principal amount of Securities of a series designated as 13 3/8% Debentures, Series DJ, Due 2010; and

     WHEREAS, the Corporation has issued under the Indenture, as supplemented by the Third Supplemental Indenture dated as of June 15, 1981 (hereinafter called the “Third Supplemental Indenture”), a fourth issue of $150,000,000 principal amount of Securities of a series designated as 14½% Debentures, Series DK, Due 1991; and

     WHEREAS, the Indenture, as supplemented by the Fourth Supplemental Indenture dated as of January 2, 1987, acknowledged the amalgamation of the Corporation and a wholly-owned subsidiary; and

     WHEREAS, the Corporation desires to supplement the Indenture in order to permit the issuance of Securities to be issued after the date hereof in global form; and

     WHEREAS, Section 11.01 (g) of the Indenture provides that a supplemental indenture may be entered into by the Corporation and the Trustee without the consent of any Securityholders to add to or alter provisions thereof in respect of the registration and transfer of Securities and to make provision for the issue of Securities in forms or denominations other than those therein provided for; and

     WHEREAS, in Article Two of the Indenture it is provided, among other things, that the Securities may be issued in series, the Securities of each series (other than the 8¾% Debentures, Series DA, Due 2006, the 9% Debentures, Series DE, Due 2008, the 13 3/8% Debentures, Series DJ, Due 2010 and the 14½% Debentures, Series DK, Due 1991) maturing on such dates and bearing interest at such rates and having such other terms and provisions as the Board of Directors of the Corporation may determine; and

     WHEREAS, in Articles Two and Eleven of the Indenture it is provided, among other things, that the Corporation and the Trustee may from time to time enter into indentures supplemental thereto for the purpose of setting forth the terms and provisions of each additional series of Securities; and

     WHEREAS, all action on the part of the Corporation necessary to authorize a fifth issue of $200,000,000 principal amount of Securities of a series to be designated 7¾% Debentures, Series EL, Due 2006 (hereinafter called the “Fifth Series Securities”) has been duly taken; and

     WHEREAS, the Fifth Series Securities and the certificate of authentication to be borne by the Fifth Series Securities are to be substantially in the following forms, respectively:

[FORM OF FACE OF FIFTH SERIES SECURITY]

     Unless this Security is presented by an authorized representative of The Depository Trust Company, a New York Corporation, (55 Water Street, New York, New York) to Bell Canada or its agent for registration of transfer, exchange or payment, and any Security issued is registered in the name of Cede & Co. or such other name as requested by an authorized representative of The Depository Trust Company (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of The Depository Trust Company), any transfer, pledge, or other use hereof for value or otherwise by or to any person is wrong in as much as the registered owner hereof, Cede & Co., has an interest herein.

BELL CANADA
No. $
7¾% DEBENTURE, SERIES EL, DUE 2006
     Bell Canada, a corporation duly organized and existing under the laws of Canada (hereinafter called the “Corporation” which term shall include any successor corporation as defined in the Indenture referred to on the reverse hereof), for value received, hereby promises to pay to Cede & Co. or registered assigns, the principal sum of Dollars at the office or agency of the Corporation in the Borough of Manhattan, The City and State of New York, and such other location or locations as may be provided for pursuant to such Indenture, on April 1, 2006 in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts, and to pay interest, semi-annually on April 1 and October 1 of each year, commencing October 1, 1992 on said principal sum at said offices or agencies, in like coin or currency, at the rate of 7¾% per annum, from the April 1 or the October 1, as the case may be, next preceding the date of this Debenture to which interest has been paid or duly provided for, unless the date hereof is a date to which interest has been paid or duly provided for, in which case from the date of this Debenture, or unless no interest has been paid or duly provided for on the Debentures, in which case from May 26, 1992, until payment of said principal sum has been made or duly provided for. The interest payment due on October 1, 1992 shall be $26.91 per $1,000 principal amount of this Debenture. Notwithstanding the foregoing, if the date hereof is after March 15 or September 15, as the case may be, and before the following April 1 or October 1, this Debenture shall bear interest from such April 1 or October 1; provided, however, that if the Corporation shall default in the payment of interest due on such April 1 or October 1, then this Debenture shall bear interest from the next preceding April 1 or October 1 to which interest has been paid or duly provided for, or, if no interest has been paid or duly provided for on the Debentures, from May 26, 1992. The interest so payable on any April 1 or October 1 will, subject to certain exceptions provided in such Indenture, be paid to the person in whose name this Debenture is registered at the close of business on such March 15 or September 15 (whether or not a business day), as the case may be, next preceding such April 1 or October 1.

     Payment of Interest may be made at the option of the Corporation by check or draft mailed to the address of the person entitled thereto as such address shall appear on the Debenture register.

     Reference is made to the further provisions of this Debenture set forth on the reverse hereof. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

     This Debenture shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed by the Trustee or the Authenticating Agent on its behalf under the Indenture referred to on the reverse hereof.

     IN WITNESS WHEREOF, Bell Canada has caused this instrument to be executed in its corporate name by the facsimile signature of its Chairman of the Board, its President or one of its Vice-Presidents and by the facsimile signature of its Treasurer or its Secretary and has caused its corporate seal or a facsimile of its corporate seal to be affixed hereunto or imprinted hereon.

Dated:
BELL CANADA

By

By

[FORM OF CERTIFICATE OF AUTHENTICATION]
This is one of the 7¾% Debentures, Series EL, Due 2006 described in the within-mentioned Indenture.

MORGAN GUARANTY TRUST COMPANY OF NEW YORK, as Trustee

By
Authorized Officer
or
MORGAN GUARANTY TRUST COMPANY OF NEW YORK, as Trustee

BY THE ROYAL TRUST COMPANY, as Authenticating Agent

By
Authorized Officer

[FORM OF REVERSE OF FIFTH SERIES SECURITY] BELL CANADA 7¾% DEBENTURES, SERIES EL, DUE 2006

     This Debenture is one of a duly authorized issue of Securities (hereinafter called the “Securities”) of the Corporation unlimited in aggregate principal amount (subject to the provisions of the Indenture herein referred to), issuable in series and issued under an indenture dated as of April 1, 1976, as supplemented by the Fifth Supplemental Indenture dated as of May 26, 1992 (such indenture as supplemented is hereinafter called the “Indenture”), between the Corporation and Morgan Guaranty Trust Company of New York (hereinafter called the “Trustee”), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the respective rights and duties there-under of the Trustee, the Corporation and the holders of the Securities. The Securities may be issued in one or more series, the terms of which may vary as in the Indenture provided. This Debenture is one of a series designated as the 7¾% Debentures, Series EL, Due 2006 of the Corporation (hereinafter called the “Series EL Debentures”) issued under the Indenture, limited in aggregate principal amount (except as otherwise provided in the Indenture) to $200,000,000.

     This Security may be exchanged for definitive Securities only as set forth in the Indenture. In the event of any such exchange, the Securities shall be issuable as set forth herein.

     In case an Event of Default, as defined in the Indenture, shall have occurred and be continuing, the principal hereof may be declared, and upon such declaration shall become, due and payable, in the manner, with the effect and subject to the conditions provided in the Indenture.

     The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Corporation and the rights of the holders of the Securities under the Indenture at any time by the Corporation with the consent of the holders of 66 2/3% in aggregate principal amount of the Securities at the time outstanding (except Securities of those series not affected by any such amendment or modification). The Indenture also contains provisions permitting the holders of specified percentages in aggregate principal amount of the Securities at the time outstanding, on behalf of the holders of all the Securities, to waive compliance by the Corporation with certain provisions of the Indenture and certain past defaults under the

Indenture and their consequences. Any such consent or waiver by the holder of this Debenture shall be conclusive and binding upon such holder and upon all future holders of this Debenture and of any Debenture issued upon the registration of transfer hereof or in exchange hereof or in lieu hereof whether or not notation of such consent or waiver is made upon this Debenture.

     No reference herein to the Indenture and no provision of this Debenture or of the Indenture shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the principal of and interest on, this Debenture at the time and places and at the rate and in the coin or currency herein prescribed.

     The Series EL Debentures may not be redeemed for any purpose prior to maturity.

     Upon due presentment for registration of transfer of this Debenture at the designated offices or agencies of the Corporation in the Borough of Manhattan, The City and State of New York or such other location or locations as may be provided for in such Indenture, a new Debenture or Debentures of this series of authorized denominations, for a like aggregate principal amount, will be issued to the transferee in exchange herefor, but only in the manner and subject to the limitations provided in the Indenture. No service charge shall be made for any such registration of transfer, but the Corporation may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto.

     Prior to due presentment for registration of transfer, the Corporation, the Trustee, any agent of the Corporation or the Trustee and any Debenture registrar for this series may deem and treat the registered holder hereof as the absolute owner hereof, whether or not this Debenture shall be overdue and notwithstanding any notation of ownership or other writing hereon made by anyone, for the purpose of receiving payment hereof or on account hereof, as herein provided, and for all other purposes, and neither the Corporation nor the Trustee nor any such agent of the Corporation or the Trustee nor any Debenture registrar for this series shall be affected by any notice to the contrary. All such payments shall be valid and effective to satisfy and discharge the liability upon this Debenture to the extent of the sum or sums so paid.

     No recourse for the payment of the principal of or interest on this Debenture, or for any claim based hereon or otherwise in respect hereof, and no recourse under or upon any obligation, covenant or agreement of the Corporation in the Indenture or any indenture supplemental thereto or in any Debenture, or because of the creation of any indebtedness represented thereby or hereby, shall be had against any organizer, shareholder, officer or director, as such, past, present or future, of the Corporation or of any successor of the Corporation, either directly or through the Corporation or any successor of the Corporation, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being by the acceptance hereof and as part of the consideration for the issue hereof, expressly waived and released.

     All terms used in this Debenture which are defined in the Indenture shall have the meanings assigned to them in the Indenture.

[END OF FORM OF REVERSE OF FIFTH SERIES SECURITY]

     AND WHEREAS, all acts and things necessary to make this Fifth Supplemental Indenture a valid agreement of the Corporation and of the Trustee and a valid amendment and supplement to the Indenture have been done and all acts and things necessary to make the Fifth Series Securities, when executed by the Corporation and authenticated and delivered by the Trustee or by the Authenticating Agent, as provided in this Fifth Supplemental Indenture, the valid, binding and legal obligations of the Corporation, have been done and performed, and the execution of this Fifth Supplemental Indenture and the issue hereunder of the Fifth Series Securities, have in all respects been duly authorized;

     Now, THEREFORE, THIS FIFTH SUPPLEMENTAL INDENTURE WITNESSETH:

     That in order to provide for the issuance of Securities in global form and to declare the terms and conditions upon which the Fifth Series Securities are, and are to be, authenticated, issued and delivered, and in consideration of the premises, of the purchase and acceptance of the Fifth Series Securities by the holders thereof and of the sum of one dollar duly paid to it by the Trustee at the execution and delivery of these presents, the receipt whereof is hereby acknowledged, the Corporation covenants and agrees with the Trustee, for the equal and proportionate benefit of the respective holders from time to time of the Fifth Series Securities, without preference or priority of any Fifth Series Securities over any other Securities by reason of difference in series or time of issuance, negotiation or maturity thereof, or otherwise, as follows:

SECTION 1.01
ARTICLE ONE INTERPRETATION

     SECTION 1.01. Part of the Indenture. The Indenture and the First, Second, Third and Fourth Supplemental Indentures are parts of this Fifth Supplemental Indenture, and the provisions of the Indenture, as supplemented by the First, Second, Third and Fourth Supplemental Indentures, are applicable to this Fifth Supplemental Indenture with the same effect as though set forth herein.

     Solely for purposes of the incorporation by reference herein of the Indenture (i) the word “Company” defined in Section 1.01 of the Indenture shall be replaced by the word “Corporation” and (ii) whenever the word “Company” appears in the Indenture, it shall be read as a reference to the word “Corporation”.

     SECTION 1.02. Amendment of the Indenture.

     (a) Section 1.01 of Article One of the Indenture is hereby amended by deleting therefrom the definition of “Board of Directors” and replacing the same by the following:

     “The term “Board of Directors” shall mean the Board of Directors of the Corporation or, whenever duly empowered, any committee of the Board of Directors”.

     (b) Section 1.01 of Article One of the Indenture is amended by adding the following after the definition of “Debt”:

“Depositary:

     The term “Depositary” means, with respect to the Securities of any series issuable or issued in whole or in part in the form of one or more global Securities, the person designated as Depositary by the Corporation pursuant to Section 2.02 until a successor Depositary shall have become such pursuant to the applicable provisions of this Indenture, and thereafter the term “Depositary” shall mean or include each person who is then a Depositary hereunder and if at any time there is more than one such person, the term “Depositary” as used with respect to the Securities of any series shall mean the Depositary with respect to the Securities of such series.”

SECTION 2.01
ARTICLE TWO GLOBAL SECURITIES

     SECTION 2.01. Authorization of Global Security. Section 2.02 of the Indenture is amended by deleting “and” from the end of subsection (k) changing the letter of subsection (1) to (m) and adding after subsection (k) and before the newly designated subsection (m) the following:

           “(1) May contain such provisions, if any, relating to whether any Securities of the series are to be issuable in global form with or without coupons, and, if so, the Depositary for such global Securities and whether beneficial owners of interests in any such global Security may exchange such interests for definitive Securities of such series and of like tenor of any authorized form and denomination and the circumstances under which, and the place or places where, any such exchanges may occur, if other than in the manner provided in Section 2.07; and”

     SECTION 2.02. Form of Global Security. Section 2.04 of the Indenture is amended by adding the following paragraphs at the end thereof:

     If Securities of a series are issuable in global form, as specified pursuant to Section 2.02, then, such Security shall represent such of the outstanding Securities of such series as shall be specified therein and may provide that it shall represent the aggregate amount of outstanding Securities from time to time endorsed thereon and that the aggregate amount of outstanding Securities represented thereby may from time to time be reduced to reflect exchanges. Any endorsement of a Security in global form to reflect the amount, or any increase or decrease in the amount, of outstanding Securities represented thereby shall be made by the Trustee in such manner and upon instructions given by such person or persons as shall be specified in such Security or by the Corporation. Subject to the provisions of Section 2.03 and, if applicable, Section 2.08, the Trustee shall deliver and redeliver any Security in global form in the manner and upon written instructions given by the person or persons specified in such Security or by the Corporation. Any instructions by the Corporation with respect to endorsement or delivery or redelivery of a Security in global form shall be in writing but need not comply with Section 15.07 and need not be accompanied by an Opinion of Counsel.

SECTION 2.02

     Unless otherwise specified pursuant to Section 2.02, payment of principal of and any interest on any Security in global form shall be made to the person or persons specified therein.

     The owners of beneficial interests in any global Security shall have no rights under this Indenture with respect to any global Security held on their behalf by a Depositary, and such Depositary may be treated by the Corporation, the Trustee, and any agent of the Corporation or the Trustee as the sole holder and owner of such global Security for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Corporation, the Trustee or any agent of the Corporation or the Trustee from giving effect to any written certification, proxy or other authorization furnished by a Depositary, or impair, as between a Depositary and its participants in any global Security, the operation of customary practices governing the exercise of the rights of a holder of a Security of any series, including, without limitation, the granting of proxies or other authorization of participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action that a holder is entitled to give or take under this Indenture.

     Neither the Corporation, the Trustee nor any Authenticating Agent will have any responsibility or liability for any aspect of the records relating to or payments made or account of beneficial ownership interests of a global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Each Depositary designated pursuant to Section 2.02 for a global Security must, as the time of its designation, and at all times while it serves as Depositary, be a clearing agency registered under the Securities Exchange Act of 1934, as amended, and any other applicable statute or regulation.

     SECTION 2.03. Limitations on Transfer and Exchange of Global Security. Section 2.07 of the Indenture is amended as follows:

          (a) In the first sentence after the words “transfer of any Security” and before “at any of the offices”, the following shall be inserted: “(other than a global Security, except as set forth below).”

          (b) The following paragraphs shall be added to Section 2.07 at the end thereof:

     Notwithstanding any other provision of this Section, unless and until it is exchanged in whole or in part for Securities in definitive form, a global Security representing all or a portion of the Securities of a series may not be transferred, except as a whole by the Depositary for such

SECTION 2.03

series to a nominee of such Depositary of by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary for such series or a nominee of such successor Depositary.

     Notwithstanding the foregoing, except as otherwise specified pursuant to Section 2.02, any global Security shall be exchangeable pursuant to this Section only as provided in this paragraph. If at any time the Depositary for the Securities of a series notifies the Corporation that it is unwilling or unable to continue as Depositary for the Securities of such series, or if at any time the Depositary for the Securities of such series shall no longer be eligible to so act, the Corporation shall appoint a successor Depositary with respect to the Securities of such series. If (a) a successor Depositary for the Securities of such series is not appointed by the Corporation within 90 days after the Corporation receives such notice or becomes aware of such ineligibility (thereby automatically making the Corporation’s election pursuant to Section 2.02 no longer effective with respect to the Securities of such series), (b) the beneficial owners of interests in a global Security are entitled to exchange such interests for Securities of such series and of like tenor and principal amount of another authorized form and denomination, as specified pursuant to Section 2.02, or (c) the Corporation in its sole discretion determines that the Securities of any series issued in the form of one or more global Securities shall no longer be represented by such global Security or Securities, then without unnecessary delay, but, if appropriate, in any event not later than the earliest date on which such interests may be so exchanged, the Corporation shall deliver to the Trustee definitive Securities in aggregate principal amount equal to the principal amount of such global Security, executed by the Corporation. On or after the earliest date on which such interests are or may be so exchanged, such global Security shall be surrendered by the Depositary to the Trustee, as the Corporation’s agent for such purpose, to be exchanged, in whole or from time to time in part, for definitive Securities upon payment by the beneficial owner of such interest, at the option of the Corporation, of a service charge for such exchange and of a proportionate share of the cost of printing such definitive Securities, and the Trustee shall authenticate and deliver, (a) to each person specified by the Depositary in exchange for each portion of such global Security, an equal aggregate principal amount of definitive Securities of the same series of authorized denominations and of like tenor as the portion of such global Security to be exchanged, and (b) to such Depositary a global Security in

SECTION 2.03

a denomination equal to the difference, if any, between the principal amount of the surrendered global Security and the aggregate principal amount of definitive Securities delivered to holders thereof; provided, however, that no such exchanges may occur during a period beginning at the opening of 15 Business days before any selection of Securities of that series to be redeemed and ending on the relevant redemption date. If a Security is issued in exchange for any portion of a global Security after the close of business at the office or agency where such exchange occurs on (i) any regular record date and before the opening of business at such office or agency on the relevant interest payment date, or (ii) any record date for the payment of defaulted interest and before the opening of business at such office or agency on the related proposed date for payment of defaulted interest, interest or defaulted interest, as the case may be, will not be payable on such interest payment date or proposed date for payment of defaulted interest, as the case may be, in respect of such Security, but will be payable on such interest payment date or proposed date for payment of defaulted interest, as the case may be, only to the person to whom interest in respect of such portion of such permanent global Security is payable in accordance with the provisions of this Indenture.

     SECTION 2.04. Exchange of Global Security. Section 4.03 of the Indenture is amended by adding at the end of the second paragraph the following:

          “; except that if a global Security is so surrendered, the Corporation shall execute, and the Trustee shall authenticate and deliver to the Depositary for such global Security, without service charge, a global Security in a denomination equal to and in exchange for the unredeemed portion of the principal of the global Security so surrendered.”

SECTION 3.01
ARTICLE THREE FIFTH SERIES SECURITIES

     SECTION 3.01. Designation, Amount and Issue of Fifth Series Securities. There shall be a Fifth Series of Securities designated as “7¾% Debentures, Series EL, Due 2006”. Upon the execution of this Fifth Supplemental Indenture, or from time to time thereafter, Fifth Series Securities not to exceed the aggregate principal amount of $200,000,000 (except as provided in Section 2.10 of the Indenture) may be executed by the Corporation and delivered to the Trustee for authentication, and the Trustee shall thereupon authenticate and deliver said Fifth Series Securities to or upon the written order of the Corporation, signed by its Chairman of the Board, President, one of its Executive Vice-Presidents or one of its Vice-Presidents and by its Corporate Treasurer or its Corporate Secretary, without any further action by the Corporation hereunder.

     SECTION 3.02. Form of Fifth Series Securities. The Fifth Series Securities and the certificate of authentication to be borne by the Fifth Series Securities shall be substantially in the form herein-above recited. The Fifth Series Securities may have imprinted thereon such legends or endorsements as the officers executing the same may approve (execution thereof to be conclusive evidence of such approval) consistent with Section 2.04 of the Indenture. The principal of and interest on the Fifth Series Securities shall be payable in United States dollars. All Fifth Series Securities shall be payable as to principal and interest at the office or agency of the Corporation in the Borough of Manhattan, The City and State of New York, and such other location or locations as shall at the time be maintained for that purpose in accordance with the provisions of Section 5.02 of the Indenture.

     SECTION 3.03. Date and Denomination of Fifth Series Securities; Payment of Interest. The Fifth Series Securities shall be issuable as registered debentures without coupons and shall be numbered, lettered, or otherwise distinguished in such manner or in accordance with such plan as the officers of the Corporation executing the same may determine with the approval of the Trustee. The Fifth Series Securities shall be issued solely in the form of one or more Global Securities, and until the Corporation shall specify otherwise, The Depositary Trust Company is hereby designated as Depositary for the Fifth Series Securities.

SECTION 3.03

     Every Fifth Series Security shall be dated the date of its authentication and, except as hereinafter provided in this Section 3.03, shall bear interest, payable semi-annually on April 1 and October 1 of each year, commencing October 1, 1992, from the April 1 or October 1, as the case may be, next preceding the date of such Fifth Series Security to which interest has been paid or duly provided for, unless the date of such Fifth Series Security is a date to which interest has been paid or duly provided for, in which case from the date of such Fifth Series Security, or unless no interest has been paid or duly provided for on the Fifth Series Security, in which case from May 26, 1992. Notwithstanding the foregoing, when there is no existing default in the payment of interest on the Fifth Series Securities, all Fifth Series Securities authenticated by the Trustee or the Authenticating Agent on its behalf after the close of business on the regular record date (as hereinafter in this Section 3.03 defined) for any interest payment date (April 1 or October 1, as the case may be) and prior to such interest payment date shall be dated the date of authentication but shall bear interest from such interest payment date; provided, however, that if and to the extent that the Corporation shall default in the interest due on such interest payment date then any such Fifth Series Security shall bear interest from the April 1 or October 1, as the case may be, next preceding the date of such Fifth Series Security to which interest has been paid or duly provided for, unless no interest has been paid or duly provided for on the Fifth Series Securities, in which case from May 26, 1992.

     The term “regular record date” as used in this Section with respect to any semi-annual interest payment date for any Fifth Series Security shall mean the March 15 or September 15 (whether or not a business day), as the case may be, next preceding such interest payment date.

     SECTION 3.04. Registration and Transfer. In accordance with Section 5.02 of the Indenture, the Corporation hereby designates (i) the principal office of The Royal Trust Company in The City of Montreal and the corporate trust office of the Trustee in The City of New York, New York as the places where Fifth Series Securities which are entitled to registration of transfer or exchange may be presented for such purposes and (ii) the principal office of Bank of Montreal Trust Company in The City of New York, New York as the place where Fifth Series Securities may be presented for payment.

     Except as provided in Section 2.10 of the Indenture, no service charge shall be made in connection with any registration of transfer or exchange of any Fifth Series Securities, but the Corporation may require

SECTION 3.04

payment of a sum sufficient to cover any tax or other governmental charge that is imposed in relation thereto.

     SECTION 3.05. Redemption. The Fifth Series Securities may not be redeemed for any purpose prior to maturity.

ARTICLE FOUR MISCELLANEOUS PROVISIONS
     SECTION 4.01. Addresses for Notices, etc. Any notice to or demand upon the Trustee may be served or presented, and such demand may be made, at the corporate trust office of the Trustee in The City of New York. Any notice to or demand upon the Corporation shall be deemed to have been sufficiently given or served, for all purposes, by being deposited, postage prepaid, in a post-office letter box addressed to the Corporation, attention of the Corporate Secretary, at 1050 Côte du Beaver Hall, Montreal, Quebec, Canada H2Z 1S4, or at such other address as may be filed in writing by the Corporation with the Trustee.

SECTION 4.02

     SECTION 4.02. Execution in Counterparts. This Fifth Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

     Morgan Guaranty Trust Company of New York hereby accepts the trusts in this Fifth Supplemental Indenture declared and provided, upon the terms and conditions hereinabove set forth.

     IN WITNESS WHEREOF, the parties hereto have caused this Fifth Supplemental Indenture to be duly executed and their respective seals caused to be affixed hereunto, and the same to be duly attested, all as of the day and year first written above.

BELL CANADA
[SEAL]
By R. A. HAMILTON HARDING Vice-President (Finace) and Chief Financial Officer
Attest:
By G HOULE Vice-President and Corporate Secretary
MORGAN GUARANTY TRUST COMPANY OF NEW YORK, as Trustee
[SEAL]
By CATHERINE F. DONOHUE Trust Officer
Attest:
By F. J. GILLHAUS Assistant Trust Officer

PROVINCE OF QUEBEC CITY	ss.;
OF MONTREAL

     On the 21st day of May, 1992, before me personally came R. A. Hamilton Harding, to me known, who, being by me duly sworn, did depose and say that he resides at Pointe-Claire, Que.; that he is Vice-President (Finance) and Chief Financial Officer of Bell Canada, one of the corporations described in and which executed the foregoing instrument; that he knows the seal of said corporation; that the seal affixed to said instrument is such corporate seal; that it was so affixed by authority of the Board of Directors of said corporation; and that he signed his name thereto by like authority.

HUBERT LEROUX Notary Public
[NOTARIAL SEAL]
STATE OF NEW YORK	ss.;
COUNTY OF NEW YORK

     On the 26th day of May, 1992, before me personally came Catherine F. Donohue, to me known, who, being by me duly sworn, did depose and say that she resides at Bronxville, New York; that she is a Trust Officer of Morgan Guaranty Trust Company of New York, one of the corporations described in and which executed the foregoing instrument; that she knows the seal of said corporation; that the seal affixed to said instrument is such corporate seal; that it was so affixed by authority of the Board of Directors of said corporation; and that she signed her name thereto by like authority.

PETER V. MURPHY Notary Public
[NOTARIAL SEAL]

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: February 24, 2006